UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 26, 2010, announcing the Company's preliminary financial results for the quarter ended June 30, 2010.

This Report on Form 6-K and the exhibit hereto, other than the section of the exhibit titled "Strategy and Outlook," are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED (registrant)

Dated: September 2, 2010	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2010 results and increased quarterly dividend of $0.35 per share

Hamilton, Bermuda, August 26, 2010. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended June 30, 2010.

Highlights

●
The Board of Directors declared an increased quarterly dividend of $0.35 per share. This is the second dividend increase in 2010 and the Company has now paid dividends the last 26 consecutive quarters.

●	Reported net income for the quarter was $43.6 million, or $0.55 per share.

●	Accrued profit share in the second quarter was $11.4 million, or $0.14 per share. Total accrued profit share for the first half of 2010 is $22.7 million.

●
We have agreed to acquire three 57,000dwt Supramax dry bulk carries for a total investment of $100.7 million. The vessels have been chartered to an Asia-based logistics company on long-term time charters at approximately $17,000 per day, adding approximately $160 million to our fixed-rate charter backlog.

Dividends and Results for the Quarter ended June 30, 2010

The Board of Directors has declared an increased quarterly cash dividend of $0.35 per share. The dividend will be paid on or about September 30, 2010 to shareholders of record as of September 10, 2010. The ex-dividend date will be September 8, 2010.

The profit share accrued in the second quarter was $11.4 million, or $0.14 per share, compared to $11.3 million, or $0.14 per share in the first quarter of 2010. The accrued profit share in the quarter was on the back of strong revenues in the tanker sector in the second quarter.

Under US GAAP, the ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk carrier Golden Shadow are accounted for as 'investment in associate'. Consequently, only the aggregate 'net income' from these assets is recognized in the consolidated income statement of Ship Finance as 'results in associate'.

The Company reported total net operating revenues of $80.8 million, or $1.02 per share, in the second quarter of 2010. This number excludes charter hire classified as 'repayment of investments in finance lease', and also excludes substantial charter revenues earned by the assets classified as 'investment in associate'.

Reported net operating income for the quarter was $50.1 million, or $0.63 per share, and reported net income was $43.6 million, or $0.55 per share.

Financing and Capital Expenditure

As of June 30, 2010, the Company had $54.6 million of available cash. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

At quarter end, the Company had gross estimated capital commitments of approximately $154 million. Including the dry bulk vessels we have agreed to acquire subsequent to quarter-end, the total gross capital commitment is $255 million, with the following estimated payment schedule.

	2H 2010	2011	2012	Total
Dry bulk	$88 mill.	$115 mill.	$38 mill.	$241 mill.
Container	$14 mill.	-	-	$14 mill.
Gross investment	$102 mill.	$115 mill.	$38 mill.	$255 mill.

As of June 30, 2010, payments to the yards total $69 million, and have been funded from our available cash. We expect to secure financing for these vessels in due course, which may significantly reduce the requirement for additional cash investments.

Business Update

As of June 30, 2010 and including subsequent acquisitions, the fixed-rate charter backlog from our fleet of 71 vessels and rigs was approximately $6.8 billion, with an average remaining charter term of 8.2 years, or 12.1 years if weighted by charter revenue. Some of our charters include purchase options that, if exercised, would reduce the fixed charter backlog and average remaining charter term.

In April 2010, the single-hull VLCC Golden River was sold to an unrelated third party for a net sales price of approximately $12.6 million. Ship Finance received net cash proceeds of approximately $4.7 million after prepayment of associated debt and compensation to Frontline Ltd. ("Frontline") for the termination of the current charter. We recorded a minor book impairment on the sale of the vessel in the second quarter.

The single-hull VLCC Front Sabang was announced sold on hire-purchase terms in 2008 with final delivery to the buyer in 2011. Ship Finance and the buyer have now agreed to terminate the agreement in early September 2010 concurrently with the buyer's intended disposal of the vessel. Ship Finance will then receive the balance of the lease and will no longer have title to the vessel.

The continued reduction of our single-hull tanker exposure is in line with the Company's strategy of focusing on modern assets in various shipping and offshore segments, and Ship Finance will have only five non-double hull crude oil tankers remaining in the fleet. These vessels have been accounted for as finance leases, but will be reclassified as operating leases from the respective vessel's anniversary date in 2010. This means that the full charter hire will be recorded in revenues but also that there will be ordinary depreciation relating to these assets. During the second quarter Ticen Ocean and Titan Orion were reclassified to operating leases, while Titan Aries was reclassified to operating lease in the first quarter. The two remaining single hull vessels, Ticen Sun and Front Ace, will be reclassified in the third quarter. For a detailed breakdown of the accounting effect, please contact us at ir@shipfinance.no.

Our newbuilding 1,700 teu container vessel, SFL Avon, is expected to be delivered from the shipyard in October 2010. We have agreed to charter the vessel to a major container line on a six-month time charter with a net charter rate of approximately $8,100 per day with an option to extend the charter for another six months at a higher rate.

Subsequent to quarter-end, Ship Finance has agreed to acquire three 57,000dwt Supramax dry bulk carriers built in China. The total acquisition price is $100.7 million. The vessels include one 2009-built vessel with expected delivery to the Company in the fourth quarter 2010 and two newbuildings with estimated delivery to the Company in the fourth quarter 2010 and first quarter 2011. The payment terms are 20% deposit on signing of contract, and the remaining balance to be paid on delivery of the vessels. Financing has not yet been finalized, but we have received indications from banks for 80% of purchase price.

Concurrently with the bulker acquisitions, the Company has secured long-term time charters for the vessels to an investment-grade Asia-based logistics company with a market capitalization close to $5 billion. The average charter period will be approximately 9 years and the average net charter rate is approximately $17,000 per day per vessel. There are no purchase options attached. This transaction will further diversify our charter portfolio with respect to clients and market segments.

On all 31 double-hull vessels on long-term contracts to Frontline, Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings in excess of a base charter rate. The spot tanker market rates were in line with the first quarter and this resulted in a profit share contribution of $11.4 million in the second quarter. Into the third quarter, charter rates for tankers have softened compared to the first and second quarters, and this is expected to have an impact also on the profit share contribution in the third quarter.

The Company's four drilling units are all on long-term fixed-rate bareboat contracts to Seadrill Limited ("Seadrill"), and generated approximately $96.4 million of combined charter revenues in the second quarter. Three of these assets are classified as investment in associate. Seadrill has sub-chartered all our drilling units to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance also owns several other vessels, including offshore support vessels, container vessels and dry bulk vessels. All our operating vessels and rigs, except one 1,700 teu container vessel, are on long-term fixed-rate contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Corporate and Other Matters

Shareholders will not have the option to receive their dividends from the Company in the form of newly issued common shares this quarter. However, shareholders who would like to reinvest their cash dividend in additional shares are encouraged to sign up for our Dividend Reinvestment Plan with our transfer agent BNY Mellon. A link is available at the Company's website: www.shipfinance.org

Mr. Craig H. Stevenson, Jr., who has served as a Director since 2007, has notified the Board that he will not stand for re-election at the Company's Annual General Meeting on September 24, 2010. Mr. Stevenson is in the process of building up a tanker owning company, which will require all of his time and attention. The Board of Directors thanks Mr. Stevenson for his valuable contribution to the Company and wishes him all the best in the future.

Strategy and Outlook

The announced acquisition of three 57,000 dwt Supramax bulk carriers combined with long term charters is in line with Ship Finance's strategy to grow the portfolio in an accretive manner, and the delivery of these vessels will increase the Company's fixed-rate charter income and distribution capacity.

The management is committed to continue the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 12 years average remaining weighted charter coverage provides the Company with a robust business platform, and supports a predictable long-term dividend capacity.

We will have an opportunistic approach to both segment and charter structure going forward, and vessels may from time to time also be chartered out on shorter term basis if we believe it will enhance total return for our shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 26, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2010 REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $ except per share data)	Three months ended		Six months ended		Full year
	Jun, 30 2010	Jun, 30 2009	Jun, 30 2010	Jun, 30 2009	2009 (audited)
Charter revenues - operating lease	17,288	17,947	35,247	36,568	71,881
Charter revenues - finance lease	88,601	108,428	219,279	217,838	450,707
Revenues classified as Repayment of investment in finance leases	(36,565)	(46,201)	(113,901)	(92,017)	(210,386)
Profit share income	11,430	8,015	22,745	22,502	33,018
Total operating revenues	80,754	88,189	163,370	184,891	345,220
Gain / (loss) on sale of assets	(121)	-	27,688	-	24,721

Vessel operating expenses	(19,781)	(23,438)	(40,818)	(47,084)	(91,494)
Administrative expenses	(2,634)	(2,358)	(5,247)	(5,118)	(12,191)
Depreciation	(8,143)	(7,533)	(16,040)	(14,983)	(30,236)
Vessel impairment adjustments	-	(26,756)	-	(26,756)	(26,756)

Total operating expenses	(30,558)	(60,085)	(62,105)	(93,941)	(160,677)

Operating income	50,075	28,104	128,953	90,950	209,264

Results in associate(1)	17,958	18,889	36,240	39,379	75,629

Interest income	213	63	400	149	240
Interest expense	(24,168)	(29,361)	(51,226)	(61,834)	(117,075)
Other financial items	(249)	(292)	(761)	(1,247)	(1,625)
Impairment adjustment to investment	-	(7,110)	-	(7,110)	(7,110)
Mark to Market of Derivatives	(265)	20,648	(13,089)	13,310	12,675
Gain on re-purchase of Company Bonds	47	22,601	47	22,601	20,600
Taxes	-	-	-	-	-
Net income	43,611	53,542	100,564	96,198	192,598

Basic earnings per share ($)	0.55	0.72	1.27	1.30	2.59

Weighted average number of shares	79,125,000	74,080,171	78,986,226	73,812,828	74,399,126
Common shares outstanding	79,125,000	76,239,001	79,125,000	76,239,001	78,194,699

(1)
Three of our subsidiaries, owning four of our units are accounted for as 'Investment in associate', and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2010 REPORT (UNAUDITED)

BALANCE SIHEET (in thousands of $)	Jun, 30 2010	Jun, 30 2009	Dec 31, 2009 (audited)
ASSETS
Short term
Cash and cash equivalents	54,585	61,367	84,186
Restricted cash	4,101	813	4,101
Amount due from related parties	34,690	21,758	33,861
Other current assets	134,526	167,269	143,109

Long term
Newbuildings	71,114	88,822	71,047
Vessels and equipment, net	585,834	571,836	556,607
Investment in finance leases	1,552,978	1,816,223	1,653,826
Investment in associate(1)	429,385	452,835	444,435
Deferred charges	15,812	12,698	7,927
Other long-term assets	2,965	1,841	2,329

Total assets	2,885,990	3,195,462	3,001,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	228,465	394,482	292,541
Other current liabilities	11,729	26,039	26,920
Amount due to related parties	33,111	45,413	422

Long term
Long term interest bearing debt	1,724,913	1,960,697	1,843,409
Other long term liabilities	94,232	96,704	88,808

Stockholders' equity(2)	793,540	672,127	749,328
Total liabilities and stockholders' equity	2,885,990	3,195,462	3,001,428

(1)	Three of our subsidiaries, owning four of our units, are accounted for as 'Investment in associate'. Stockholder's equity in each subsidiary is adjusted for current account balance.
(2)
As of June 30, 2010, 'Stockholders' equity' excludes $191.0 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 SECOND QUARTER 2010 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	Three months ended		Six months ended		Full year
	Jun, 30 2010	June, 30 2009	Jun, 30 2010	Jun, 30 2009	2009 (audited)

OPERATING ACTIVITIES
Net income	43,611	53,542	100,564	96,198	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	8,478	7,985	17,581	15,957	32,860
Asset impairment adjustments	-	33,866	-	33,866	33,866
Adjustment of financial derivatives to market value	265	(20,648)	13,089	(13,310)	(12,675)
Gain on sale of assets	122	-	(27,687)	-	(24,721)
Result in associate	(17,958)	(18,889)	(36,240)	(39,379)	(75,629)
Stock based compensation	571	265	1,029	550	1,392
Gain on re-purchase of Company Bonds	(47)	(22,601)	(47)	(22,601)	(20,600)
Other	(130)	(85)	(245)	(303)	(477)
Change in operating assets and liabilities	(64,072)	(24,116)	35,089	10,869	(1,092)
Net cash provided by operating activities	(29,160)	9,319	103,133	81,847	125,522

INVESTING ACTIVITIES
Repayment of investments in finance leases	36,314	45,949	113,403	91,516	209,368
Restricted cash released/(placed)	-	53,521	-	59,290	56,002
Proceeds from sale of vessel/new buildings	12,631	-	29,298	-	163,086
Net investment in newbuildings	(8,906)	(8,139)	(69,007)	(19,006)	(71,468)
Cash received from /(Investment in) associates	18,169	18,873	33,777	30,860	68,000
Other assets / investments	-	(5)	(638)	(254)	(920)

Net cash (used in) provided by investing activities	58,208	110,199	106,833	162,406	424,068

FINANCING ACTIVITIES
Proceeds from long and short term debt	(24,116)	90,000	810,200	134,500	134,500

Expenses paid in connection with securing finance	(322)	(262)	(10,930)	(429)	(752)
Repayment of long and short term debt	(24,636)	(60,904)	(963,271)	(182,331)	(446,061)
Re-purchase of Company bonds	(2,918)	(125,405)	(2,918)	(125,405)	(125,405)
Cash settlement of derivatives	-	(18,285)	(11,592)	(18,285)	(14,666)
Cash received from share issue	-	16,454	-	16,454	16,472
Cash dividends paid	(26,111)	(9,819)	(61,056)	(53,465)	(75,567)

Net cash provided by (used in) financing activities	(78,103)	(108,221)	(239,567)	(228,961)	(511,479)

Net (decrease) increase in cash and cash equivalents	(49,055)	11,297	(29,601)	15,292	38,111
Cash and cash equivalents at start of period	103,640	50,070	84,186	46,075	46,075
Cash and cash equivalents at end of period	54,585	61,367	54,585	61,367	84,186

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 SECOND QUARTER 2010 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited, SFL Deepwater Ltd and Front Shadow Inc. are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2010

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	31,552	58,758	703	91,013
Revenues classified as Repayment of investment in finance leases	(18,304)	(37,438)	(463)	(56,205)
Total operating expenses	-	(17)	(3)	(20)
Interest expense	(7,825)	(8,969)	(37)	(16,831)
Other items	1	-	-	1
Net income(1)	5,424	12,334	200	17,958

(1)	Net income from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of June 30, 2010

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Cash and cash equivalents	1	2	904	907
Investment in finance leases	727,610	1,474,861	22,536	2,225,007
Other assets	51,604	86,795	59	138,458
Total assets	779,215	1,561,658	23,499	2,364,372

Short term and current portion of long term interest bearing debt	74,250	160,542	2,060	236,852
Other current liabilities	4,878	8,043	2,044	14,965

Long term interest bearing debt	508,333	1,017,333	13,430	1,539,096
Other long term liabilities	34,368	16,561	2,600	53,529

Stockholders equity(1)	157,386	359,179	3,365	519,930

Total liabilities and stockholders' equity	779,215	1,561,658	23,499	2,364,372

(1)	Stockholder's equity adjusted for current account balance appears in the Company's consolidated balance sheet as 'Investment in associate'.